Exhibit 99.1

PRELIMINARY NOTE

These unaudited condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2018, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. Effective in the third quarter of 2017, Cellectis changed the presentation currency of its consolidated financial statements from euro to the U.S. dollar in order to enhance comparability with its peers, which primarily present their financial statements in U.S. dollars. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2018 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including “Cellectis®”, “TALEN®” and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademark “Calyxt™” is owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc.

PART I – FINANCIAL INFORMATION

Item 1. Interim Financial Statements

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2017 as restated (*)	March 31, 2018 Unaudited
ASSETS
Non-current assets
Intangible assets		1,431	1,505
Property, plant, and equipment	5	7,226	7,688
Other non-current financial assets		1,004	897

Total non-current assets		9,661	10,090
Current assets
Inventories		250	203
Trade receivables	6.1	2,753	3,419
Subsidies receivables	6.2	9,524	11,601
Other current assets	6.3	13,713	16,671
Current financial assets	7.1	40,602	40,700
Cash and cash equivalents	7.2	256,380	241,363

Total current assets		323,221	313,958

TOTAL ASSETS		332,882	324,048

LIABILITIES
Shareholders’ equity
Share capital	11	2,367	2,374
Premiums related to the share capital	11	614,037	625,634
Treasury share reserve		(297)	(373)
Currency translation adjustment		1,834	6,097
Retained earnings (deficit)		(253,702)	(352,969)
Net income (loss)		(99,368)	(25,438)

Total shareholders’ equity - Group Share		264,872	255,324
Non-controlling interests		19,113	21,414

Total shareholders’ equity		283,985	276,738
Non-current liabilities
Non-current financial liabilities	8	13	265
Non-current provisions	14	3,430	3,307

Total non-current liabilities		3,443	3,572

Current liabilities
Current financial liabilities	8	21	82
Trade payables	8	9,460	11,254
Deferred revenues and deferred income	10	27,975	25,104
Current provisions	14	1,427	1,807
Other current liabilities	9	6,570	5,489

Total current liabilities		45,453	43,736

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		332,882	324,048

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(*)	2017 Interim consolidated financial statements have been restated for the purpose of IFRS 15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2.

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

$ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2017	2018
Revenues and other income
Revenues	3.1	6,738	6,040
Other income	3.1	3,550	2,025

Total revenues and other income		10,288	8,065

Operating expenses
Royalty expenses	3.2	(611)	(579)
Research and development expenses	3.2	(19,583)	(18,395)
Selling, general and administrative expenses	3.2	(9,735)	(14,013)
Other operating income (expenses)		(105)	21

Total operating expenses		(30,034)	(32,967)

Operating income (loss)		(19,747)	(24,902)

Financial gain (loss)		(23)	(2,137)

Income tax		—	—

Net income (loss)		(19,769)	(27,038)

Attributable to shareholders of Cellectis		(19,769)	(25,438)
Attributable to non-controlling interests		—	(1,600)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share ($ /share)		(0.56)	(0.71)
Diluted net income (loss) per share ($ /share)		(0.56)	(0.71)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

For the three-month period ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2017	2018
Net income (loss)	(19,769)	(27,038)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	2,681	4,385

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	2,681	4,385

Total Comprehensive income (loss)	(17,088)	(22,653)

Attributable to shareholders of Cellectis	(17,089)	(21,176)
Attributable to non-controlling interests	1	(1,477)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

For the three-month period ended March 31,

$ in thousands

		For the three-month period ended March 31,
	Notes	2017	2018
Cash flows from operating activities

Net loss for the period		(19,769)	(27,038)

Reconciliation of net loss and of the cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		633	629
Net loss (income) on disposals		—	20
Net financial loss (gain)		23	2,130
Expenses related to share-based payments		13,616	12,018
Provisions		18	165
Interest (paid) / received		(219)	689

Operating cash flows before change in working capital		(5,700)	(11,388)

Decrease (increase) in inventories		7	54
Decrease (increase) in trade receivables and other current assets		(5,780)	(3,123)
Decrease (increase) in subsidies receivables		(3,496)	(1,826)
(Decrease) increase in trade payables and other current liabilities		2,752	(77)
(Decrease) increase in deferred income		(4,060)	(3,619)

Change in working capital		(10,578)	(8,591)

Net cash flows provided by (used in) operating activities		(16,277)	(19,979)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	7
Acquisition of intangible assets		(1)	5
Acquisition of property, plant and equipment		(546)	(635)
Net change in non-current financial assets		(158)	76
Sale (Acquisition) of current financial assets		(2,110)	—

Net cash flows provided by (used in) investing activities		(2,815)	(546)

Cash flows from financing activities
Increase in share capital net of transaction costs		134	2,873
Shares of Calyxt issued to third parties		—	714
Decrease in borrowings		(9)	(26)
Treasury shares		158	(76)

Net cash flows provided by financing activities		282	3,485

(Decrease) increase in cash		(18,809)	(17,040)

Cash and cash equivalents at the beginning of the year		254,568	256,380
Effect of exchange rate changes on cash		1,549	2,022

Cash and cash equivalents at the end of the period	7	237,307	241,363

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the three-month period ended March 31,

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as restated (*)		35,335,060	2,332	568,185	(416)	(22,086)	(209,651)	(67,255)	271,109	1,876	272,984
Net Loss		—	—	—	—	—	—	(19,769)	(19,769)		(19,769)
Other comprehensive income (loss)		—	—	—	—	2,680	—	—	2,680	1	2,681

Total comprehensive income (loss)		—	—	—	—	2,680	—	(19,769)	(17,089)	1	(17,088)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Treasury shares		—	—	—	158	—	—	—	158	—	158
Exercise of share warrants		—	—	134	—	—	—	—	134	—	134
Non-cash stock-based compensation expense	12	—	—	13,372	—	—	—	—	13,372	244	13,616
Other movements		—	—	—	—	—	(36)	—	(36)	—	(36)

As of March 31, 2017, as restated (*)		35,335,060	2,332	581,690	(259)	(19,406)	(276,942)	(19,769)	267,647	2,121	269,768

As of January 1, 2018, as restated (*)		35,960,062	2,367	614,037	(297)	1,834	(253,702)	(99,368)	264,872	19,113	283,985
Net Loss		—	—	—	—	—	—	(25,438)	(25,438)	(1,600)	(27,038)
Other comprehensive income (loss)		—	—	—	—	4,262	—	—	4,262	123	4,385

Total comprehensive income (loss)		—	—	—	—	4,262	—	(25,438)	(21,176)	(1,477)	(22,653)
Allocation of prior period loss		—	—	—	—	—	(99,368)	99,368	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	198	—	198	516	714
Treasury shares		—	—	—	(76)	—	—	—	(76)	—	(76)
Exercise of share warrants, employee warrants and stock options	11	109,051	7	2,866	—	—	—	—	2,873	—	2,873
Non-cash stock-based compensation expense	12	—	—	8,730	—	—	—	—	8,730	3,287	12,018
Other movements		—	—	—	—	—	(96)	—	(96)	(26)	(122)

As of March 31, 2018		36,069,113	2,374	625,634	(373)	6,097	(352,969)	(25,438)	255,324	21,414	276,738

(1)	Correspond to the impact of Calyxt stock options exercises during the period.

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

(*)	2017 Interim consolidated financial statements have been restated for the purpose of IFRS 15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2018

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biopharmaceutical company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as through our subsidiary, Calyxt, to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of and for the three-month period ended March 31, 2018 were approved by our Board of Directors on May 4, 2018.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.3.

The Interim Consolidated Financial Statements for the three-month period ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements for three-month period ended March 31, 2018 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2017.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2018 but had no significant impact on the Interim Consolidated Financial Statements:

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2019. We do not anticipate that the adoption of the next two pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

IFRS 16 “Leases” is applicable for annual periods beginning on or after January 1, 2019. The new IFRS16 standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use). Cellectis is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16. Commitments related to facility leases and sales and lease back arrangements are disclosed in note 15. A number of these contracts might be required to be recorded on the statement of financial position (“right-of-use” asset and the related financial obligation) under IFRS16. We are evaluating the impact of adopting this standard.

2.2 IFRS 15 application

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018.

The different categories of contracts with customers of Cellectis, which have been reviewed are:

•	Collaboration agreements and

•	Licensing agreements

Cellectis applies IFRS 15 with effect from January 1, 2018 using the retrospective method. The application of IFRS 15 leads to a deferral of collaboration revenue (specifically milestone payments) from fiscal year 2015 with a negative opening equity adjustment of $1.9 million as of December 31, 2017. Except for this opening equity impact presented below, IFRS 15 has no impact in the financial statements for fiscal years 2016 and 2017.

	December 31, 2017 as presented	IFRS 15 restatement	December 31, 2017 as restated
Total non-current assets	9,661	—	9,661

Total current assets	323,221	—	323,221

TOTAL ASSETS	332,882	—	332,882

Shareholders’ equity			—
Share capital	2,367	—	2,367
Premiums related to the share capital	614,037	—	614,037
Treasury share reserve	(297)	—	(297)
Currency translation adjustment	1,978	(144)	1,834
Retained earnings (deficit)	(251,927)	(1,775)	(253,702)
Net income (loss)	(99,368)	—	(99,368)

Total shareholders’ equity—Group Share	266,791	(1,919)	264,872
Non-controlling interests	19,113	—	19,113

Total shareholders’ equity	285,904	(1,919)	283,985

Total non-current liabilities	3,443	—	3,443

Current liabilities			—
Current financial liabilities	21	—	21
Trade payables	9,460	—	9,460
Deferred revenues and deferred income	26,056	1,919	27,975
Current provisions	1,427	—	1,427
Other current liabilities	6,570	—	6,570

Total current liabilities	43,534	1,919	45,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332,882	—	332,882

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2017, as presented	35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671
IFRS 15 restatement	—	—	—	—	89	(1,775)	—	(1,687)	—	(1,687)
As of January 1, 2017, as restated	35,335,060	2,332	568,185	(416)	(22,086)	(209,651)	(67,255)	271,109	1,876	272,984

	Share Capital Ordinary Shares							Equity
	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2018, as presented	35,960,062	2,367	614,037	(297)	1,978	(251,927)	(99,368)	266,791	19,113	285,904
IFRS 15 restatement	—	—	—	—	(144)	(1,775)	—	(1,919)	—	(1,919)
As of January 1, 2018, as restated	35,960,062	2,367	614,037	(297)	1,834	(253,702)	(99,368)	264,872	19,113	283,985

	As of December 31,	IFRS 15	As of December 31,
	2017, as presented	restatement	2017, as restated
	$ in thousands
Deferred revenues	26,056	1,919	27,975

Total Deferred revenue and deferred income	26,056	1,919	27,975

2.3 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We decided to change the reporting currency from euro to U.S. dollars in the third quarter 2017, using the retrospective method. We believe that this change will enhance the comparability with peers which primarily present their financial statements in U.S. dollars. Please refer to the Annual Report on Form 20-F for further information.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.4 Consolidated entities and non-controlling interests

Consolidated entities

For the year ended December 31, 2017, and for the three-month period ended March 31, 2018 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt.

As of December 31, 2017, Cellectis S.A. owned 100% of Cellectis, Inc. and approximately 79.7% of Calyxt’s outstanding shares of common stock. As of March 31, 2018, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 79.06% of Calyxt’s outstanding shares of common stock

Until July 25, 2017, Cellectis S.A. fully owned Calyxt. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds inclusive of $20.0 million from Cellectis’ purchase of shares in the IPO. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Non-controlling interests

Non-controlling shareholders hold a 20.3% interest in Calyxt as of December 31, 2017 and a 20.94% interest in Calyxt as of March 31, 2018. These non-controlling interests were generated at the closing of Calyxt’s IPO on July 25, 2017.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2017	2018
	$ in thousands
From France	6,683	6,030
From USA	55	11

Revenues	6,738	6,040

Research tax credit	3,525	1,992
Subsidies and other	25	32

Other income	3,550	2,025

Total revenues and other income	10,288	8,065

Revenues by nature

	For the three-month period ended March 31,
	2017	2018
	$ in thousands
Recognition of previously deferred upfront payments	3,462	3,785
Other revenues	2,831	1,706

Collaboration agreements	6,293	5,491

Licenses	432	549
Products & services	12	—

Total revenues	6,738	6,040

3.2 Operating expenses

	For the three-month period ended March 31,
	2017	2018
	$ in thousands
Royalty expenses	(611)	(579)

	For the three-month period ended March 31,
	2017	2018
	$ in thousands
Research and development expenses
Wages and salaries	(2,975)	(3,917)
Non-cash stock based compensation expense	(7,440)	(4,735)

Personnel expenses	(10,415)	(8,652)

Purchases and external expenses	(8,684)	(8,901)
Other	(484)	(842)

Total research and development expenses	(19,583)	(18,395)

	For the three-month period ended March 31,
	2017	2018
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(1,489)	(2,873)
Non-cash stock based compensation expense	(6,176)	(7,282)

Personnel expenses	(7,665)	(10,156)

Purchases and external expenses	(1,833)	(3,411)
Other	(237)	(446)

Total selling, general and administrative expenses	(9,735)	(14,013)

	For the three-month period ended March 31,
	2017	2018
	$ in thousands
Personnel expenses
Wages and salaries	(4,464)	(6,790)
Non-cash stock based compensation expense	(13,616)	(12,018)

Total personnel expenses	(18,080)	(18,808)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel;

•	The Senior Vice President Research and Development and Chief Medical Officer;

•	The Chief Regulatory & Compliance Officer; and

•	The Chief Executive Officer of Calyxt.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in New Brighton, Minnesota (USA).

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Details of key performance indicators by reportable segment for the three-month period ended March 31, 2017 and 2018

	For the three-month period ended March 31, 2017			For the three-month period ended March 31, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	95	10,676	10,772	58	8,649	8,660
Inter-segment revenues	(40)	(444)	(484)	(48)	(595)	(595)

External revenues and other income	55	10,233	10,288	11	8,054	8,065

Research and development expenses	(1,151)	(18,432)	(19,583)	(1,553)	(16,842)	(18,395)
Selling, general and administrative expenses	(1,405)	(8,330)	(9,735)	(5,652)	(8,361)	(14,013)
Royalties and other operating income and expenses	(1)	(715)	(716)	(48)	(511)	(559)

Total operating expenses	(2,557)	(27,477)	(30,034)	(7,253)	(25,713)	(32,967)

Operating income (loss) before tax	(2,502)	(17,245)	(19,747)	(7,243)	(17,659)	(24,902)

Financial gain (loss)	(67)	45	(23)	151	(2,287)	(2,137)

Net income (loss)	(2,569)	(17,200)	(19,769)	(7,092)	(19,946)	(27,038)

Non controlling interests	—	—	—	1,600	—	1,600

Net income (loss) attributable to shareholders of Cellectis	(2,569)	(17,200)	(19,769)	(5,492)	(19,946)	(25,439)

Adjustment of share-based compensation attributable to shareholders of Cellectis	244	13,372	13,616	2,546	8,730	11,276

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,325)	(3,828)	(6,153)	(2,946)	(11,216)	(14,162)

Depreciation and amortization	(132)	(500)	(632)	(156)	(473)	(629)
Additions to tangible and intangible assets	311	618	929	123	555	677

Reconciliation of Plant result of operations

Since Calyxt, Inc., the agricultural biotechnology subsidiary of Cellectis, is a U.S. entity, its financial statements have been prepared in accordance with U.S. GAAP. However, the Plant segment operations, as previously described, have been prepared in accordance with IFRS. The tables below present a reconciliation of the main figures of results of operations for our Plant segment.

Reconciliation of Plant Segment result of operations for the three-month period ended March 31, 2018

$ in thousands	For the three-month period ended March 31, 2018
	Cellectis Consolidated financial statements Reportable segments note (IFRS) (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	11	—	—	48	(48)	—	11

Research and development expenses	(1,553)	458	383	—	(380)	—	(1,093)
Selling, general and administrative expenses	(5,652)	2,830	(423)	(615)	458	188	(3,214)
Royalties and other operating income and expenses	(48)	—	—	—	48	—	—

Total operating expenses	(7,253)	3,287	(40)	(615)	126	188	(4,307)

Operating income (loss) before tax	(7,243)	3,287	(40)	(567)	78	188	(4,296)

Financial gain (loss)	151	—	—	20	(78)	(166)	(74)

Net income (loss)	(7,092)	3,287	(40)	(547)	—	22	(4,370)

Reconciliation of Plant Segment result of operations for the three-month period ended March 31, 2017

$ in thousands	For the three-month period ended March 31, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS) (IFRS)	Non cash stock-based compensation booked in IFRS (1)	Non cash stock-based compensation in US GAAP (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	55	—	—	40	(40)	—	55

Research and development expenses	(1,151)	103	(131)	—	(115)	28	(1,266)
Selling, general and administrative expenses	(1,405)	141	(2)	(407)	111	(16)	(1,578)
Royalties and other operating income and expenses	(1)	—	—	(27)	17	11	—

Total operating expenses	(2,557)	244	(134)	(433)	13	23	(2,844)

Operating income (loss) before tax	(2,502)	244	(134)	(393)	(27)	22	(2,789)

Financial gain (loss)	(67)	—	—	(13)	27	10	(43)

Net income (loss)	(2,569)	244	(134)	(406)	—	33	(2,832)

(1)	In IFRS, non-cash stock based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Equity Incentive Existing Plan and in 2017 and 2018 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of Calyxt, as defined by the plan. Accordingly, Plant segment compensation expense was not recognized for Calyxt stock options and other Calyxt equity compensation plan awards in periods prior to the completion of Calyxt’s IPO on July 25, 2017.

Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)	Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial metrics.
(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.
(4)	Other principally includes the restatement of Calyxt’s sale and lease-back transaction with respect to its Roseville, Minnesota property, which is recorded as finance lease in U.S. GAAP and as an operating lease under IFRS.

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of three-month periods ended March 31, 2017 and 2018. As of December 31, 2017, as we have the willingness to discontinue the lease of the facility in Montvale, New Jersey (USA), we recorded a $0.8 million tangible assets impairment.

Note 5. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2017	12,436	2,859	707	898	16,900

Additions to tangible assets	34	314	65	397	809
Disposal of tangible assets	—	—	—	—	—
Depreciation expense	(245)	(279)	(52)	—	(575)
Reclassification	—	45	17	(62)	—
Translation adjustments	21	15	7	1	44

Net book value as of March 31, 2017	12,246	2,954	744	1,234	17,179

Gross value at end of period	15,174	10,993	1,197	1,234	28,598
Accumulated depreciation and impairment at end of period	(2,928)	(8,039)	(453)	—	(11,420)
Net book value as of January 1, 2018	3,159	2,505	753	809	7,226

Additions to tangible assets	47	732	160	2	942
Disposal of tangible assets	—	—	—	—	—
Reclassification	—	46	136	(181)	—
Depreciation expense	(187)	(294)	(89)	—	(570)
Translation adjustments	46	26	15	3	91

Net book value as of March 31, 2018	3,065	3,015	975	633	7,688

Gross value at end of period	7,120	13,148	1,773	1,430	23,470
Accumulated depreciation and impairment at end of period	(4,054)	(10,133)	(797)	(798)	(15,782)

As of March 31,2018, no assets have been pledged as security for financial liabilities. As of March 31, 2018, there is no restriction on title of property, plant and equipment, except for assets recognized under finance lease agreements.

For the three-month period ended March 31, 2018, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Calyxt and Cellectis sites for $0.6 million and other equipment under finance leases for $0.3 million.

Note 6. Trade receivables and other current assets

6.1 Trade receivables

	As of December 31,	As of March 31,
	2017	2018
	$ in thousands
Trade receivables	3,079	3,787
Valuation allowance	(326)	(368)

Total net value of trade receivables	2,753	3,419

All trade receivables have payment terms of less than one year.

6.2 Subsidies receivables

	As of December 31,	As of March 31,
	2017	2018
	$ in thousands
Research tax credit	9,039	11,103
Other subsidies	1,812	1,861
Valuation allowance for other subsidies	(1,326)	(1,363)

Total	9,524	11,601

Research tax credit receivables as of March 31, 2018 include the accrual for a French research tax credit related to 2017 for $8.6 million and related to the three-month period ended March 31, 2018 for $1.8 million. The remaining amount relates to refundable tax credits in the United States.

6.3 Other current assets

	As of December 31,	As of March 31,
	2017	2018
	$ in thousands
VAT receivables	1,543	1,837
Prepaid expenses and other prepayments	8,304	11,205
Tax and social receivables	873	1,070
Deferred expenses and other current assets	2,993	2,559

Total	13,713	16,671

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2017, and the three-month period ended March 31, 2018, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of March 31, 2018, deferred expenses and other current assets include (i) a deferred expense of $2.2 million related to the sale and lease-back transaction entered into by Calyxt, and (ii) other current assets for $0.3 million.

Tax and social receivables as of March 31, 2018 include $0.7 million of tax receivables and $0.4 million of social charges on personnel expenses.

Note 7. Current financial assets and Cash and cash equivalents

As of December 31, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	40,602	—	40,602
Cash and cash equivalents	256,380	—	256,380

Current financial assets and cash and cash equivalents	296,982	—	296,982

As of March 31, 2018	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	40,700	—	40,700
Cash and cash equivalents	241,363	—	241,363

Current financial assets and cash and cash equivalents	282,063	—	282,063

7.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index performance. Their nominal value amounted to $40.3 million and their fair value amounted to $40.1 million in each case as of March 31, 2018.

Instruments classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator. Their nominal value amounted to $0.6 million and their fair value amounted to $0.6 million in each case as of March 31, 2018.

7.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2017	2018
	$ in thousands
Cash and bank accounts	219,368	203,612
Money market funds	13,026	13,109
Fixed bank deposits	23,986	24,642

Total cash and cash equivalents	256,380	241,363

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 8. Financial liabilities

8.1 Detail of financial liabilities

	As of December 31,	As of March 31,
	2017	2018
	$ in thousands
Finance leases	13	265

Total non-current financial liabilities	13	265

Finance leases	21	82

Total current financial liabilities	21	82

Trade payables	9,460	11,254
Other current liabilities	6,570	5,489

Total Financial liabilities	16,064	17,091

8.2 Due dates of the financial liabilities

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
Balance as of March 31, 2018	$ in thousands
Finance leases	347	82	265	—

Financial liabilities	347	82	265	—

Trade payables	11,254	11,254	—	—
Other current liabilities	5,489	5,489	—

Total financial liabilities	17,091	16,826	265	—

Note 9. Other current liabilities

	As of December 31,	As of March 31,
	2017	2018
	$ in thousands
VAT Payables	9	157
Accruals for personnel related expenses	5,982	4,621
Other	579	710

Total	6,570	5,489

Accruals for personnel related expenses are mainly related to annual bonuses, vacations accruals and social charges.

As of March 31, 2018, “Other” include subsidies liabilities for $0.3 million.

Note 10. Deferred revenues and deferred income

	As of December 31,	As of March 31,
	2017, as restated (*)	2018
	$ in thousands
Deferred revenues	27,975	25,104

Total Deferred revenue and deferred income	27,975	25,104

Deferred revenues are related to upfront payments in relation to collaboration agreements that are recognized in revenue as the collaboration services are performed.

Note 11. Share capital and premium related to the share capitals

	Share Capital	Share premium	Number of shares	Nominal value
Nature of the Transactions	$ in thousands			in $
Balance as of January 1, 2017	2,332	568,185	35,335,060	0.05
Capital increase by issuance of ordinary shares (BSA)	—	134	—
Non-cash stock based compensation expense		13,372

Balance as of March 31, 2017	2,332	581,690	35,335,060	0.05

Balance as of January 1, 2018	2,367	614,037	35,960,062	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and SO)	7	2,866	109,051
Non-cash stock based compensation expense		8,730

Balance as of March 31, 2018	2,374	625,634	36,069,113	0.05

Capital evolution during the three-month period ended March 31, 2018

•	During the three-month period ended March 31, 2018, 1,939 ordinary shares were issued upon the exercise of 1,867 employee warrants (“bons de souscription de parts de créateurs”) for a total amount of $14,684; 107,112 ordinary shares were issued upon the exercise of 107,112 stock options for a total amount of $2,618,330 and 160,000 non-employees warrants (“bons de souscription d’actions”) were subscribed for a total amount of $239,988.

Note 12. Non-cash share-based compensation

The new instruments issued during the three-month period ended March 31, 2018 are the following:

•	January 15, 2018, 79,875 Calyxt stock options were granted to certain of Calyxt’s employees. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the three-month period ended March 31, 2018 was $93 thousand.

•	January 15, 2018, 26,625 Calyxt restricted stock units were granted to certain of Calyxt’s employees. In connection with such restricted stock units grants, non-cash stock-based compensation expense recorded during the three-month period ended March 31, 2018 was $45 thousand.

Non- employee warrants which are referred to as “Bon de Souscription d’Action” (or BSAs) are granted to the non-executive members of the board of directors of Cellectis and consultants to Cellectis.

Holders of vested Cellectis stock options and warrants (employee warrants and non-employees warrants) are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the three-month periods ended March 31, 2017 and 2018:

Non-cash share-based compensation expense for the three-month period ended March 31,

For the three- month period ended	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options 2017	BSA 2017	Stock options Calyxt 2017	RSU Calyxt 2017	Stock options Calyxt 2018	RSU Calyxt 2018	Total
	$ in thousands
March 31, 2017	1	1,375	3,734	520	57	7,304	438	187	—	—	—	—	—	—	13,616
March 31, 2018	—	34	1,841	242	9	2,612	252	68	3,158	591	921	2,152	93	45	12,018

Detail of Calyxt stock options issued during the three-month period ended March 31, 2018

Date of grant	01/15/2018
Vesting period	Graded
Plan expiration date	06/14/2027
Number of options granted	79,875
Share entitlement per options	1
Exercise price (in dollars per share)	23.39
Valuation method used	Black-Scholes
Grant date share fair value (in dollars per share)	23.39
Expected volatility	40.86%
Average life of options	6.46
Discount rate	2.45%
Expected dividends	0%
Performance conditions	n.a
Fair value per options (in dollars per share)	10.39

The Calyxt stock options granted on January 15, 2018 shall vest as follows:

•	Employees

•	15% of the total number of granted stock options vest on January 15, 2019;

•	10% of the total number of granted stock options vest on January 15, 2020;

•	5% of the total number of granted stock options vest on the last day of each calendar quarter beginning the first full calendar quarter after the first anniversary of the first vest date.

Detail of Calyxt restricted stock unit issued during the three-month period ended March 31, 2018

Date of grant	01/15/2018
Vesting period	Graded
Number of RSU granted	26,625
Share entitlement per RSU	1
Grant date share fair value (in dollars per share)	23.39
Expected dividends	0%
Performance conditions	n.a

The Calyxt restricted stock unit granted on January 15, 2018 shall vest as follows:

•	Employees

•	15% of the total number of granted RSU vest on January 15, 2019;

•	10% of the total number of granted RSU vest on January 15, 2020;

•	5% of the total number of granted RSU vest on the last day of each calendar quarter after the first anniversary of the first vest date.

Note 13. Earnings per share

	For the three-month period ended March 31,
	2017	2018
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(19,769)	(25,438)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net profit per share	35,289,932	36,034,181
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.56)	(0.71)
Diluted net income (loss) per share ($ /share)	(0.56)	(0.71)

Note 14. Provisions

	1/1/2018	Additions		Amounts used during the period		Reversals		OCI	03/31/2018
	$ in thousands
Pension	2,193	82	—	(56)	—	—	—	60	2,279
Loss on contract	1,876	—		—		(209)		1	1,668
Employee litigation and severance	1	—		—		(1)		—	—
Commercial litigation	782	582		—		(224)		22	1,161
Redundancy plan	6	—		—	—	—	—	—	6

Total	4,858	663		(56)		(434)		82	5,114

Non-current provisions	3,430	82		(56)		(209)		60	3,307
Current provisions	1,427	582		—		(224)		22	1,807

During the three-month period ended March 31, 2018, we recorded provisions for operating charges linked with discussions with suppliers for $582 thousand.

Note 15. Commitments

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
As of March 31, 2018	$ in thousands
Sale and lease-back agreement	31,353	1,325	2,801	2,801	24,428
Facility lease agreements	11,133	2,488	4,783	1,331	2,530
License agreements	19,039	1,238	2,477	2,477	12,847
Manufacturing agreements	9,612	9,612	—	—	—
Other agreements	6,935	6,935	—	—	—

Total contractual obligations	78,073	21,599	10,061	6,608	39,805

Obligations under the terms of the sale and lease-back agreement

The sale and lease-back agreement subscribed by Calyxt in the third quarter of 2017 have been subscribed for a defined term and is classified as an operating lease agreement under IFRS. It results in off-balance sheet commitments.

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in New York City (New-York), Montvale (New Jersey), New Brighton and Roseville (Minnesota); all in the USA have been subscribed for a defined term. Future payments of these leases, along with the letters of credit provided to the landlords of the Company’s facilities in New York and in New Brighton, are off balance sheets commitments.

Obligations under the terms of license agreements

The Company has entered into various license agreements with third parties that subject it to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

The Company has collaboration agreements whereby it is obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Obligations under the terms of other agreements

Calyxt has forward purchase commitments with growers to purchase seed and grain at future dates that are estimated based on anticipated yield and expected price. This amount is not recorded in the financial statements because the company has not taken delivery of the seed and grain.

Note 16. Subsequent events

Strategic collaboration with Allogene Therapeutics, Inc.

On April 3, 2018, Pfizer, Inc. (“Pfizer”) and Allogene Therapeutics, Inc. (“Allogene”) entered into an asset contribution agreement, the closing of which was announced on April 9, 2018, pursuant to which Allogene agreed to purchase Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”), including the Research Collaboration and License Agreement dated June 17, 2014 (as amended from time to time, the “Collaboration Agreement”) signed between Pfizer and Cellectis. Cellectis remains eligible to receive clinical and commercial milestone payments of up to $2.8 billion, or $185 million per target for 15 targets, and tiered royalties in the high single digits on net sales of any products that are commercialized by Allogene under the Collaboration Agreement. As part of the transaction, Allogene has received Pfizer’s rights to UCART19, which were sub-licensed to Pfizer by Les Laboratoires Servier (“Servier”), which has an exclusive license to UCART19 from Cellectis under the Product Development, Option, License and Commercialization Agreement between Servier and Cellectis dated as of February 17, 2014 (the “Servier Agreement”).

Pursuant to the assigned Collaboration Agreement, Cellectis and Allogene intend to develop “off-the-shelf” CAR T immunotherapies targeting blood cancers and solid tumors.

$190.5 million raised in a follow-on offering

On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 American Depositary Shares, each representing one ordinary share of Cellectis (“ADS”), at a public offering price of $31.00 per ADS. On May 4, 2018, the underwriters partially exercised their option to purchase additional ADSs with respect to 500,000 additional ADSs (the “Option”), under the same terms and conditions as the initial offering completed on April 10, 2018 of 5,646,000 ADSs at a public offering price of $31.00 per ADS. The settlement-delivery of the Option is contemplated on May 11, 2018, subject to customary conditions. The gross proceeds for the Option are $15.5 million, bringing the total gross proceeds for the follow-on offering, as increased by the Option, to $190.5 million, before deducting the expenses related to the offering and the underwriting discounts and commissions payable by Cellectis. The ADSs are listed on the Nasdaq Global Market under the symbol “CLLS” and Cellectis’ ordinary shares are listed on the Euronext Growth market of Euronext in Paris under the symbol “ALCLS”. The Company intends to use the net proceeds of this offering (i) to establish commercial capabilities, including a proprietary state-of-the-art gene-edited cell manufacturing plant for commercial supplies for our current proprietary immuno-oncology UCART product candidates, (ii) to fund the advancement of one additional UCART product candidate, (iii) to pursue new human therapeutics approaches based on our proprietary gene editing technology outside of oncology and (iv) for working capital and other general corporate purposes.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biopharmaceutical company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is mainly focused on the development of products in the field of immuno-oncology. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including conducting and preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In June 2014, we commenced a collaboration with Pfizer to addresses the development of certain CAR T-cell immunotherapies in the field of oncology. This strategic alliance was potentially worth up to $2.9 billion in payments to us, including an $80 million upfront payment by Pfizer and $2.8 billion in potential clinical and commercial milestone payments. We are also eligible to receive tiered royalties ranging in the high single-digit percentages based on annual net sales of commercialized products. In addition, we invoice research and development costs assigned to our shared projects under the collaboration arrangement. In connection with the commencement of the collaboration arrangement, Pfizer also purchased 10% of our then-outstanding equity for €25.8 million. On April 3, 2018, Pfizer and Allogene entered into an asset contribution agreement, the closing of which was announced on April 9, 2018, pursuant to which Allogene agreed to purchase Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”), including the Research Collaboration and License Agreement dated June 17, 2014 (as amended from time to time, the “Collaboration Agreement”) signed between Pfizer and Cellectis. Cellectis remains eligible to receive clinical and commercial milestone payments of up to $2.8 billion, or $185 million per target for 15 targets, and tiered royalties in the high single digits on net sales of any products that are commercialized by Allogene under the Collaboration Agreement.

Pursuant to the assigned Collaboration Agreement, Cellectis and Allogene intend to develop “off-the-shelf” CAR T immunotherapies targeting blood cancers and solid tumors.

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, in November 2015, Pfizer and Servier entered into an exclusive global license and collaboration agreement under which Pfizer obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. We entered into amendments to our collaboration agreements with each of Servier and Pfizer to facilitate this agreement between Servier and Pfizer. In connection with the entry into these amendment, Servier made an upfront payment of $38.5 million, excluding taxes. As of December 31, 2017, Cellectis was eligible to receive up to $1,064 million in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. As part of the Asset Contribution Transaction described above, Allogene has received Pfizer’s rights to UCART19, which were licensed to Pfizer by Servier.

We believe that our strategic collaborations with Allogene and Servier position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Cornell University and the University of Texas MD Anderson Cancer Center (the MD Anderson Cancer Center). Pursuant to these strategic alliances, we collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, and UCART22 . Under these agreements, we fund the research and development activities performed at Cornell University and the MD Anderson Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the preclinical activities and the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCART22 and UCARTCS1, the technology transfer of UCART22 and UCARTCS1 process to CELLforCURE, and the GMP manufacturing of UCART123 and UCART22 at CELLforCURE. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including L’Institut Pasteur, Life Technologies Corporation and The Regents of the University of Minnesota. In addition, in 2017, we initiated our clinical studies at Joan and Sanford I. Weill Medical College and The New York Presbyterian Hospital (collectively referred to as Weill Cornell) and the MD Anderson Cancer Center leading to additional cash burn through payments to the clinical research centers, the Contract Research Organization involved in the studies and the companies engaged to provide logistics and testing of clinical sample material for the studies.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext in Paris since February 7, 2007. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. On July 25, 2017, Calyxt completed its Nasdaq IPO, selling an aggregate of 8,050,000 shares of common stock for gross proceeds of approximately $64.4 million, inclusive of $20.0 million from Cellectis’ purchase of shares in the IPO.

In 2016 and 2017, we received respectively $27.3 million and $8.1 million in payments pursuant to the Pfizer and Servier collaborations. For the three-month period ended March 31, 2018, we received $1.3 million pursuant to these collaborations.

Key events of the three-month period ended March 31, 2018

Since the beginning of 2018, Cellectis has made the following key achievements:

•	On January 8, 2018, Dr. André Choulika, Chairman and Chief Executive Officer of Cellectis, presented at the 36th Annual J.P. Morgan Healthcare Conference in San Francisco,

•	On February 13, 2018, Cellectis announced the issuance of two U.S. patents—US 9,855,297 and US 9,890,393 – covering certain uses of RNA-guided endonucleases, such as Cas9 or Cpf1, for the genetic engineering of T-cells. The patents came into force on January 2, 2018 and February 13, 2018, respectively.

•	Servier, Pfizer Inc. and Cellectis presented results from the two Phase I clinical studies trials with UCART19, the allogeneic anti-CD19 CAR T-cell product candidate being developed by Servier and Pfizer (prior to the Asset Contribution Transaction), during the European society for Blood and Marrow Transplantation (EBMT) Annual Meeting (from March 18 to 21, 2018 in Lisbon, Portugal).

•	On March 13, 2018, Dr. Mathieu Simon retired as Executive Vice President and Chief Operating Officer, and Ms. Elsy Boglioli was appointed as our Chief Operating Officer. Ms. Boglioli previously served as Executive Vice President, Strategy and Corporate Development.

Since the beginning of 2018, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•	On March 1, 2018, Calyxt announced that it had expanded the total U.S. acreage for its high-oleic / no trans-fat soybean variety, with contracts for over 10,000 acres with 50 farmers in the Midwest. Overall, these growers collectively farm over 100,000 acres, half of which are expected to produce soybeans, and twenty percent of the soybeans to be planted are anticipated to be Calyxt’s high-oleic variety. Calyxt’s recent partnership with Farmer’s Business Network, Inc. (FBN) also added to the distribution and grower base of Calyxt’s identity-preserved high-oleic soybeans across the upper Midwest region, including South Dakota and Minnesota.

•	On March 12, 2018, Calyxt announced that it had filed a complaint in Delaware Chancery Court against Bayer CropScience, LP (“Bayer”) asserting that Bayer has breached a license to certain patents for the research and commercialization of certain products developed with TALEN technology by filing patent applications in violation of the license agreement and by failing to make a payment due under the license agreement.

•	On March 21, 2018, Calyxt announced that the Company’s high fiber wheat product was declared a non-regulated article under the “Am I Regulated?” process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service (APHIS), an agency of the United States Department of Agriculture (USDA). This is Calyxt’s first consumer-centric wheat product and second wheat product (following Calyxt’s powdery mildew resistant wheat, which received non-regulated status by the USDA in February 2016), and seventh product overall, to be given this designation.

Key events post March 31, 2018

For Cellectis:

•	On April 3, 2018, Cellectis and Allogene, a biotechnology company focused on the rapid advancement of allogeneic CAR T therapies targeting blood cancers and solid tumors, announced that Allogene and Pfizer entered into an asset contribution agreement, pursuant to which Allogene agreed to purchase Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy (the “Asset Contribution Transaction”). Pursuant to the Asset Contribution Transaction, the closing of which was announced on April 9, 2018, Allogene will take over exclusive global rights to develop and commercialize previously defined allogeneic CAR-T programs directed at select targets. As part of the transaction, Allogene has received Pfizer’s rights to UCART19, which were sub-licensed to Pfizer by Servier, which has an exclusive license to UCART19 from Cellectis.

•	On April 10, 2018, Cellectis closed a follow-on offering of 5,646,000 American Depositary Shares, each representing one ordinary share of Cellectis (“ADS”), at a public offering price of $31.00 per ADS. On May 4, 2018, the underwriters partially exercised their option to purchase additional ADSs with respect to 500,000 additional ADSs (the “Option”), under the same terms and conditions as the initial offering completed on April 10, 2018 of 5,646,000 ADSs at a public offering price of $31.00 per ADS. The settlement-delivery of the Option is contemplated on May 11, 2018, subject to customary conditions. The gross proceeds for the Option are $15.5 million, bringing the total gross proceeds for the follow-on offering, as increased by the Option, to $190.5 million, before deducting the expenses related to the offering and the underwriting discounts and commissions payable by Cellectis. The ADSs are listed on the Nasdaq Global Market under the symbol “CLLS” and Cellectis’ ordinary shares are listed on the Euronext Growth market of Euronext in Paris under the symbol “ALCLS”. The Company intends to use the net proceeds of this offering (i) to establish commercial capabilities, including a proprietary state-of-the-art gene-edited cell manufacturing plant for commercial supplies for our current proprietary immuno-oncology UCART product candidates, (ii) to fund the advancement of one additional UCART product candidate, (iii) to pursue new human therapeutics approaches based on our proprietary gene editing technology outside of oncology and (iv) for working capital and other general corporate purposes.

•	In April 2018, Cellectis and its academic partners presented at the AACR Annual Meeting held in Chicago three posters showcasing the Company’s allogeneic, off-the-shelf, CAR-T product candidates:

•	Repurposing endogenous immune pathways to improve chimeric antigen receptor T-cells potency;

•	Preclinical efficacy of allogeneic anti-CD123 CAR T-cells for the therapy of blastic plasmacytoid dendritic cell neoplasm (BPDCN); and

•	Prediction of immunotherapy outcome by multimodal assessment of minimal residual disease and persistence of allogeneic anti-CD123 CAR T-cells (UCART123) in pre-clinical models of acute myeloid leukemia.

•	On May 1, 2018, Cellectis announced that Recode Project—a project by the Wyss Institute for Biologically Inspired Engineering at Harvard University to recode the entire genome of cell lines derived from humans and other species—will use Cellectis’ TALEN® gene editing technology. The cell lines would be engineered to be able to carry out their normal functions while being resistant to debilitating viral infections, and could offer synthetic biologists opportunities for engineering entirely new functions. The Recode Project is led by Prof. George Church, Core Faculty member at the Wyss Institute, Professor of Genetics at Harvard Medical School (HMS) and of Health Sciences and Technology at Harvard and the Massachusetts Institute of Technology (MIT).

•	On May 2, 2018, Cellectis filed an IND with the FDA for its UCART22 product candidate to be investigated in a Phase I clinical trial in ALL patients. This submission marks the third UCART product candidate IND application.

For Calyxt:

•	On April 5, 2018, Calyxt announced that it has further expanded the total U.S. acreage for its high-oleic soybean variety with farmers across the northern United States, contracting over 16,000 acres with more than 75 farmers in the Midwest. Overall, these growers collectively farm over 200,000 acres, half of which are expected to produce soybeans, and approximately 17% of the soybeans to be planted are anticipated to be Calyxt’s high-oleic variety. Over 90% of farmers that planted Calyxt’s high-oleic soybeans in 2017 have signed up to re-plant Calyxt’s high-oleic soybeans this year. On average, each repeat farmer is doubling their Calyxt acres year-over-year.

•	On April 5, 2018, Calyxt announced that it has successfully launched a Brand Ambassador Program, which enrolled progressive, high-quality growers to be early adopters and advocates of gene editing technology.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparison for the three-month periods ended March 31, 2017 and 2018

Revenues.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Collaboration agreements	6,293	5,491	-12.7%	-24.4%
Other revenues	444	549	23.7%	7.1%
Revenues	6,738	6,040	-10.3%	-22.4%

The decrease in revenues of $0.7 million, or -10.3%, between the three-month periods ended March 31, 2017 and 2018 primarily reflects (i) a decrease of $0.8 million in revenues under our collaboration agreements of which a $1.1 million decrease relates to lower research and development cost reimbursements, partially offset by a $0.3 million increase in recognition of upfront fees already paid to Cellectis and (ii) a $0.1 million increase in other licenses revenue.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Research tax credit	3,525	1,992	-43.5%	-51.1%
Other income	25	32	29.9%	12.5%
Other income	3,550	2,025	-43.0%	-50.6%

The decrease in other income of $1.5 million, or -43.0%, between the three-month periods ended March 31, 2017 and 2018 reflects a decrease of $1.5 million in research tax credit, due to lower research and development purchases and external expenses during the three-month period ended March 31, 2018 that are eligible for the tax credit.

Royalty expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Royalty expenses	(611)	(579)	-5.2%	-17.9%

The decrease in royalty expenses of $32 thousand, or -5.2%, between the three-month periods ended March 31, 2017 and 2018 primarily reflects lower expenses to existing partners.

Research and development expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Personnel expenses	(10,416)	(8,652)	-16.9%	-28.1%
Purchases, external expenses and other	(9,167)	(9,743)	6.3%	-8.0%
Research and development expenses	(19,583)	(18,395)	-6.1%	-18.7%

During the three-month periods ended March 31, 2017 and 2018, research and development expenses decreased by $1.2 million or -6.1%. Personnel expenses decreased by $1.8 million from $10.4 million in 2017 to $8.7 million in 2018, primarily due to a $2.7 million decrease in non-cash stock based compensation expense partly offset by a $0.9 million increase in wages and salaries. Purchases and external expenses increased by $0.2 million from $8.7 million in 2017 to $8.9 million in 2018, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Other expenses relate to continuing leasing and other commitments increased by $0.4 million.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Personnel expenses	(7,665)	(10,156)	32.5%	14.7%
Purchases, external expenses and other	(2,071)	(3,857)	86.3%	61.3%
Selling, general and administrative expenses	(9,735)	(14,013)	43.9%	24.7%

During the three-month periods ended March 31, 2017 and 2018, the increase in selling, general and administrative expenses of $4.3 million, or 43.9%, primarily reflects (i) an increase of $2.5 million in personnel expenses from $7.7 million to $10.2 million, attributable to a $1.4 million increase in wages and salaries and a $1.1 million increase in non-cash stock based compensation and (ii) a $1.6 million increase in purchases and external expenses. Other expenses which relate to taxes, various depreciation and amortization and other commitments increased by $0.2 million.

Other operating income and expenses.

.

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Other operating income (expenses)	(105)	21	-120.0%	-117.2%

For the three-month period ended March 31, 2018, other operating income and expenses primarily include social charges on compensation paid to a former employee and reversal of provision related to commercial litigation.

For the corresponding three-month period ended Mrach 31, 2017, other operating income and expenses mainly include expense related to commercial litigation.

Financial gain (loss).

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Financial income	2,946	1,095	-62.8%	-69.8%
Financial expenses	(2,969)	(3,232)	8.8%	-11.5%
Financial gain (loss)	(23)	(2,137)	93.5%	80.9%

The decrease in financial revenues of $1.9 million, or -62.8%, between the three-month periods ended March 31, 2017 and 2018, was mainly attributable to the decrease of foreign exchange derivatives fair value adjustment for $1.3 million, the decrease on gain realized on the repositioning of instruments for $0.7 million and the decrease in foreign exchange unrealized gain for $0.2 million, partially offset by the increase of interest received from financial investment for $0.3 million.

The change in financial expenses of $0.3 million, or 8.8%, between the three-month periods ended March 31, 2017 and 2018, was mainly attributable to $0.8 million increase in foreign exchange loss (from a $2.3 million loss in 2017 to a $3.1 million loss in 2018), partially offset by the decrease of loss realized on the repositioning of instruments for $0.5 million.

Net income (loss)

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Net income (loss)	(19,769)	(27,038)	36.8%	18.4%

The change in net loss of $7.3 million between the three-month period ended March 31, 2017 and 2018 was mainly due to (i) a $2.2 million decrease in revenues and other income, (ii) a $1.8 million increase in purchases and external expenses, (iii) a $2.3 million increase in wages, (iv) a $0.6 million increase in other expenses, and (v) the $2.1 million increase in financial loss, partially offset by a $1.6 million decrease in non-cash stock-based compensation expense and (vi) a $0.1 million increase in other operating income.

Non-controlling interests

	For the three-month period ended March 31,		% change	% change at U.S. dollar-euro constant rate
	2017	2018	2018 vs 2017
Gain (loss) attributable to non-controlling interests	—	(1,600)	n.a.	n.a.

The change in net loss attributable to non-controlling interests is attributable to 20.94% of Calyxt common shares traded on NASDAQ since its IPO, on July 25, 2017.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month periods ended March 31, 2017 and 2018:

	For the three-month period ended March 31, 2017			For the three-month period ended March 31, 2018
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	95	10,676	10,772	58	8,649	8,660
Inter-segment revenues	(40)	(444)	(484)	(48)	(595)	(595)

External revenues and other income	55	10,233	10,288	11	8,054	8,065

Research and development expenses	(1,151)	(18,432)	(19,583)	(1,553)	(16,842)	(18,395)
Selling, general and administrative expenses	(1,405)	(8,330)	(9,735)	(5,652)	(8,361)	(14,013)
Royalties and other operating income and expenses	(1)	(715)	(716)	(48)	(511)	(559)

Total operating expenses	(2,557)	(27,477)	(30,034)	(7,253)	(25,713)	(32,967)

Operating income (loss) before tax	(2,502)	(17,245)	(19,747)	(7,243)	(17,659)	(24,902)

Financial gain (loss)	(67)	45	(23)	151	(2,287)	(2,137)

Net income (loss)	(2,569)	(17,200)	(19,769)	(7,092)	(19,946)	(27,038)

Non controlling interests	—	—	—	1,600	—	1,600

Net income (loss) attributable to shareholders of Cellectis	(2,569)	(17,200)	(19,769)	(5,492)	(19,946)	(25,439)

Adjustment of share-based compensation attributable to shareholders of Cellectis	244	13,372	13,616	2,546	8,730	11,276

Adjusted net income (loss) attributable to shareholders of Cellectis	(2,325)	(3,828)	(6,153)	(2,946)	(11,216)	(14,162)

Depreciation and amortization	(132)	(500)	(632)	(156)	(473)	(629)
Additions to tangible and intangible assets	311	618	929	123	555	677

Since 2017, we have allocated the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues in our Therapeutics segment decreased by $2.2 million, from $10.2 million for the three-month period ended March 31, 2017 to $8.1 million for the three-month period ended March 31, 2018. The decrease was primarily due to a decrease of $0.8 million in collaboration agreement revenues, a decrease of $1.5 million in research tax credit, as described in sections “Revenues” and “Other income” under “Results of Operation” for the consolidated Group partially offset by a $0.1 million increase in license revenues,

The decrease in total operating expenses of $1.8 million from the three-month period ended March 31, 2017 to the three-month period ended March 31, 2018 resulted primarily from lower personnel expenses, attributable, to a decrease of $4.6 million in non-cash stock-based compensation expenses, partly offset by an increase of $1.7 million in personnel wages and salaries, an increase of $0.9 million in purchases, external and other expenses and an increase of $0.2 million in other expenses.

Operating loss before tax for our Therapeutics segment increased by $0.4 million from the three-month period ended March 31, 2017 to the three-month period ended March 31, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $7.4 million from the three-month period ended March 31, 2017 to the three-month period ended March 31, 2018.

Plants segment

External revenues in our Plants segment decreased by $44 thousand from $55 thousand for the three-month period ended March 31, 2017 to $11 thousand for the three-month period ended March 31, 2018, mainly due to $0.1 million annual fees for a license agreement that were recorded in 2017.

The increase in operating expenses of $4.7 million from the three-month period ended March 31, 2017 to the three-month period ended March 31, 2018 resulted primarily from a significant increase in Calyxt’s activities, which contributed to an increase of $3.0 million in non-cash stock-based compensation expenses, an increase of $0.7 million in personnel wages and salaries, an increase of $0.9 million in purchases, external and other expenses, as well as other immaterial variances for $0.1 million.

Operating loss before tax for our Plants segment increased by $4.7 million from the three-month period ended March 31, 2017 to the three-month period ended March 31, 2018.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment increased by $0.6 million from the three-month period ended March 31, 2017 to the three-month period ended March 31, 2018.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer (such alliance has been assigned by Pfizer to Allogene Therapeutic, Inc.) and Servier.

Liquidity management

As of March 31, 2018, we had cash and cash equivalents of $241.4 million and current financial assets of $40.7 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. Dollars ($220.3 million as of March 31, 2018). Current financial assets denominated in U.S. Dollars amounted to $39.8 million as of March 31, 2018.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month periods ended March 31, 2017 and 2018:

	For the three-month period ended March 31,
	2017	2018
Net cash flows provided by (used in) operating activities	(16,277)	(19,979)
Net cash flows provided by (used in) investing activities	(2,815)	(546)
Net cash flows provided by (used in) financing activities	282	3,485

Total	(18,810)	(17,040)

Effect of exchange rate changes on cash	1,549	2,022

For the three-month periods ended March 31, 2018, our net cash flows used in operating activities are mainly due to cash payments of $13.8 million to suppliers, wages and social expenses of $8.2 million and rent payments of $1.2 million, partially offset by $1.2 million of payments received from Servier and Pfizer pursuant to our collaboration agreements, $0.5 million of payments received from licenses and $1.6 million of VAT reimbursement as well as other variances. In 2017, our net cash flows used in operating activities are mainly due to cash payments of $11.8 million to suppliers, wages and social expenses of $5.8 million and rent payments of $0.7 million, partially offset by $0.5 million of payments pursuant to our collaboration agreements, $0.5 million of payments received from licenses and $0.8 million of VAT reimbursement as well as other variances

For the three-month periods ended March 31, 2018, our net cash used in investing activities primarily reflects our investments in R&D equipment in both the United States and France of $0.6 million, partially offset by the change in the amount funded under a liquidity contract that we are party to with Natixis Securities for $0.1 million. In 2017, our net cash used in investing activities primarily reflects our acquisition of $2.1 million of financial current assets at Cellectis S.A and our investments in R&D equipment in both the United States and France of $0.5 million.

For the three-month periods ended March 31, 2018, our net cash flows provided by financing activities mainly reflects the exercise of 107,112 Cellectis stock options during the period for $2.6 million, the exercise of 236,001 Calyxt stock options during the period for $0.7 million and the subscription of non-employee warrants for $0.2 million. In 2017, our net cash flows provided by financing activities reflects the subscription of 148,000 non-employee warrants for $0.1 million and the increase of cash available in our Natixis liquidity contract for $0.2 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, and increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

We entered into (i) financial derivative instruments agreements to minimize impacts from exchange rate fluctuations and (ii) seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer (which collaboration agreement has been assigned to Allogene) in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in euros.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each closing period into euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows

Financial loss was $23 thousand for the three-month period ended March 31, 2017 compared with a financial loss of $2,137 thousand for the three-month period ended March 31, 2018. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts and its impact on the fair value of our derivative instrument.

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2017.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

On May 7, 2018, we entered into an amendment to the Stockholders Agreement, dated as of July 25, 2017, among us, Calyxt and the other parties thereto (the “Stockholders Agreement”), to supplement the specified matters that require Cellectis’ approval for so long as we own at least 15% of the then outstanding shares of common stock of Calyxt to include any appointment to, or removal from, the Calyxt board of directors of any director.

Item 6. Exhibits

None.